SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2007

Commission File Number:  000-49650

A/S STEAMSHIP COMPANY TORM
(Translation of registrant's name into English)

Tuborg Havnevej 18
DK-2900 Hellerup
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [   ]     No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Set forth herein as Exhibit 1 is a copy of Announcement No. 14 - 2007 issued by A/S STEAMSHIP COMPANY TORM (the "Company") to The Copenhagen Stock Exchange on June 20, 2007.

EXHIBIT 1

Incentive Scheme for Employees

ANNOUNCEMENT NO. 14 – 2007
20 June 2007
Incentive scheme for employees

In TORM’s Annual Report 2006, the Company announced that it would establish an Incentive Scheme for its employees.  The Board of Directors has approved the full programme, whose content includes the following

•
All land based employees and officers employed on permanent contracts (apart from trainees, apprentices and cadets) that are directly employed by A/S Dampskibsselskabet TORM, in total approximately 365 employees, are included in the programme.  The Board of Directors are not included in the programme.

•	The programme covers the financial years of 2007, 2008 and 2009.

•	The programme consists of both bonuses and share options.

•	The bonus will be awarded based on TORM achieving a calculated ROIC (Return on Invested Capital) in each financial year compared to each year’s budgeted ROIC.
•	75% of the achieved bonus will be paid in cash and 25% in shares, which the employee will own provided that that they are still employed by the Company after a period of 2 years.
•
The individual employee’s share of the bonus will be based partly on the individual’s salary and partly on the evaluation of the individual’s performance.  The employee will receive their bonus after the publication of TORM’s Annual Report.

•
If TORM achieves its expected ROIC for the financial year for 2007, a total bonus amount of USD 9.5 million will be available, which is similar to the total amount paid in bonuses for the financial year of 2006.  If the ROIC is higher or lower, then the amount available for bonuses will be adjusted accordingly.

•
The maximum number of share options under the allotment in the financial year 2007 is 1,029,300, which each gives the employee the right to acquire one TORM share of a nominal value of DKK 5. It is presumed that an equivalent total of share options will be issued in 2008 and 2009.

•	The share options consist of 2 elements:
50% of the share options are granted with a fixed exercise price.  For the share options granted in 2007, the price is DKK 179 per share, (based on the market price when the Annual Report for 2006 was published on 5 March 2007) and for the following years, DKK 190 and DKK 201 respectively.

50% of the shares options are granted with an exercise price that is determined ultimately with the publication of TORM’s Annual Report after a 3 year period, i.e. for the allotment of 2007, in March 2010. The exercise price is determined by the relative development in TORM’s share price in relation to a defined peer group*). If the TORM share price develops relatively better than the peer group, then the share options will have a value

•
All share options can be exercised after 3 years from allotment and should be at the latest exercised 3 years later.  For the 2007 allotment, share options can be exercised after the publication of the Annual Report for 2009, in March 2010, and shall be exercised by March 2013 at the latest.

•	The share options will be in according to Danish law and conditions include continued employment in the Company until the share options have vested.

•	The market value of the share option programme is based on the Black-Scholes model and calculated at USD 9.4 million for 2007.

•	TORM’s holding of treasury shares is sufficient to cover the programme for the 3 year period.

*)           The peer group consists of the following companies:  Dampskibselskabet “NORDEN” A/S, Overseas Shipholding Group, Omega Navigation Enterprises Inc. (Class A), Frontline Ltd., Teekay Shipping Corporation, Tsakos Energy Navigation Ltd., General Martime Corporation, Brostrom AB (B-SHS).

Contact                   N. E. Nielsen, Chairman, tel.: +45 72 27 00 00, mobile: +45 25 26 33 43.

About TORM
TORM is one of the World's leading carriers of refined oil products and has significant activi-ties in the bulk market. The Company operates more than to 100 modern and secure ves-sels, most of them in pool co-operation with other respected shipping companies, sharing TORM's commitment to safety, environmental responsibility and customer service.

TORM was founded in 1889 and has constantly adapted itself and benefited from the signifi-cant changes characterizing shipping. The Company conducts business all over the World and is headquartered in Copenhagen, Denmark. TORM's shares are listed in Copenhagen (ticker TORM) as well as on NASDAQ (ticker TRMD). For more information, visit www.torm.com.

SAFE HARBOUR STATEMENT – FORWARD LOOKING STATEMENTS

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TORM cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, changes in charter hire rates and vessel values, changes in demand for “tonne miles” of crude oil carried by oil tankers, the effect of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM’s operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K.

Attachment: Calculation in accordance with Black-Scholes

The market value of the share programme is calculated on the basis of the Black-Scholes model. The key assumptions for the calculation of the market value are:

•	The exercise price is adjusted for Torm dividends
•	The volatility on the Torm share was estimated at 34% and for the Peer Group at 26%
•	The risk free interest rate based upon expiry of the options was 3.85%
•	The quoted share price as of 5 March 2007 was DKK 179 per share.
•	The options are in average held for a period of 4½ year
•	The correlation rate between Peer Group and TORM is 92.5%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

A/S STEAMSHIP COMPANY TORM
(registrant)

Dated: June 20, 2007
By: /s/ Klaus Kjærulff
Klaus Kjærulff
Chief Executive Officer

SK 03810 0001 785273